March 31, 2010

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: Ms. Karen Ubell

Re:	Bionovo, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 25, 2010

File No. 001-33498

Dear Ms. Ubell:

We are writing in response to the letter dated March 30, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Bionovo, Inc., a Delaware corporation (“Bionovo” or the “Company”), with respect to Bionovo’s Preliminary Proxy Statement on Schedule 14A filed March 25, 2010 (the “Proxy Statement”). For the Staff’s convenience, the Staff’s comment has been restated below in bold type and Bionovo’s response has been set forth below in italics.

Please disclose whether you currently have, or do not have, any plans, agreements or understandings to issue through private placements any of the shares that would be newly authorized as a result of the approval of the amendment to the Certificate of Incorporation to increase the number of authorized common stock from 190 million shares to 350 million shares. Please revise your disclosure to reflect any such plans, agreements or understandings that may be in place.

The Company does not have any current plans, agreements or understandings to issue though private placements any of the shares that would be newly authorized should the proposed amendment to the Certificate of Incorporation to increase the number of authorized shares be approved by the shareholders. The Company will revise the disclosure on page 15, under the caption “Reasons for Proposed Amendment”, accordingly.

Should any member of the Staff require additional information or clarification, please do not hesitate to contact me at (212) 801-6921 or by facsimile at (212) 754-8521

Sincerely,

/s/ Jessica Portela, Esq.
Jessica Portela, Esq.

cc:	Mr. Isaac Cohen, Chairman and CEO, Bionovo, Inc.

Mr. Robert Cohen, Esq., Greenberg Traurig, LLP

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO OUR RESTATED CERTIFICATE OF INCORPORATION TO

INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 190,000,000 TO 350,000,000

General

Our Board of Directors has unanimously adopted an amendment to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to increase the authorized number of shares of common stock from 190,000,000 to 350,000,000, subject to approval of the amendment by shareholders, and is hereby soliciting shareholder approval for the amendment. No change is being proposed to the authorized number of shares of our preferred stock, which will remain at 10,000,000.

Under the existing provisions of our Certificate of Incorporation, the Company currently has authority to issue 190,000,000 shares of common stock, of which approximately 107,518,690 shares were issued and outstanding at the close of business on the record date. There were no shares of our Series A Preferred Stock outstanding as of the close of business on the record date.

The proposed increase in the authorized shares of our common stock would become effective immediately upon the filing of articles of amendment to our Certificate of Incorporation with the office of the Secretary of State of Delaware. We expect to file the amendment promptly upon approval of our shareholders.

This proposal would amend the first paragraph of Section 1 of Article Four of the Certificate of Incorporation to read in its entirety as follows with respect to total shares authorized and to increase the total shares of common stock authorized:

The Corporation shall have the authority to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have the authority to issue is THREE HUNDRED FIFTY MILLION (350,000,000) shares, of which THREE HUNDRED FORTY MILLION (340,000,000) shall be Common Stock, and TEN MILLION (10,000,000) shares shall be Preferred Stock. Each share of Common stock shall have a par value of $0.0001, and each share of Preferred Stock shall have a par value of $0.0001.

Reasons for Proposed Amendment

To provide the Company with greater flexibility to raise capital in the current economic environment, the proposed amendment would increase the number of authorized shares of common stock by 160,000,000 to 350,000,000 shares. Including all stock options, warrants and restricted stock, there are 156,883,045 shares outstanding as of March 31, 2010.

Our Board of Directors believes that the amendment is in the best interests of our stockholders and us. We believe that the increase is necessary so that we will have a sufficient number of authorized shares to meet our obligations to issue additional shares and for future contingencies including future potential financing transactions. The increase in authorized capital may also be necessary in order to have sufficient shares to issue upon conversion of notes, exercise of warrants and options.

As of the date of this Proxy Statement, we do not have any specific plans to issue common stock other than to issue common stock upon the conversion of notes, or upon the exercise of warrants and/or stock awards under our Stock Incentive Plan. While we may, from time to time in the future, seek to issue common stock pursuant to private placement offerings for financing purposes, we have no plans, agreements or understandings to issue through private placements any of the shares that would be newly authorized as a result of Proposal 2.

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